April 4, 2011

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4720
Washington, DC 20549

Re:          NovaDel Pharma Inc.
Request to Withdraw Pre-Effective Amendments
to Form S-1 (File No. 333-167425 and File No. 333-170066)
Form A-W Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), NovaDel Pharma Inc. (the “Company”) hereby request the immediate withdrawal of the Pre-Effective Amendment No. 1 (the “2010 Amendment”) to the Company’s Registrations Statement on Form S-1/A (File No. 333-167425) (the “2010 Registration Statement”) and the Pre-Effective Amendment No. 1 (the “2011 Amendment”, together with the 2010 Amendment, the “Amendments”) to the Company’s Registrations Statement on Form S-1/A (File No. 333-170066) (the “2011 Registration Statement”, together with the 2010 Registration Statement, the “Registration Statements”).  The Amendments were initially filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2011.

The Amendments were intended to be post-effective amendments, but was incorrectly labeled and tagged as pre-effective amendments at the time of the filing.  Accordingly, the Company is requesting that the Amendments be withdrawn and is re-filing new post-effective amendments to the Registration Statements that will include the correct label and EDGAR tag.

The Company confirms that no securities have been sold pursuant to the Amendments.

Please do not hesitate to contact me at (908) 203-4643 should you have any questions regarding the foregoing.  Thank you for your time and attention.

Very truly yours,

/s/ Craig A. Johnson
Craig A. Johnson
Chief Financial Officer

cc:              Emilio Ragosa